Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On April 7, 2015, Dave Lesar of Halliburton Company distributed the following communication to all Halliburton employees.

TO:	All Halliburton employees

FROM:	Dave Lesar, Chairman and CEO

SUBJECT:	Important step in regulatory process

As part of the regulatory review of the pending acquisition of Baker Hughes, we have made the decision to separately market for sale our Fixed Cutter and Roller Cone Drill Bits, our Directional Drilling, and our Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses. Although we prefer to retain these assets, we will be required to divest some of our overlapping businesses to obtain approvals from competition authorities as anticipated when we announced the Halliburton–Baker Hughes transaction. These competition authorities want to ensure there will be other sustainable competitors in the market, and we know that because of their strong brands, great products and dedicated employees, these businesses can satisfy that objective.

The final sale of these businesses will be subject to our ability to negotiate acceptable terms and conditions, the approval of Halliburton’s Board of Directors, and final approval of the Baker Hughes acquisition by competition authorities. We anticipate that we will complete the sale of these businesses in the same timeframe as the expected closing of the pending Baker Hughes acquisition late in the second half of 2015.

We understand that this announcement may create uncertainty for many of you who work in and support these businesses, and we will do our best to keep you informed as appropriate. At this point, we know:

•	This decision should have little impact on day-to-day operations. In fact, it is important to continue your everyday work that has made these businesses what they are today. By doing so, you provide a strong and healthy foundation to help the businesses thrive both now and in the future.

•	We will continue to operate as one Company until the sale of these businesses is complete. Everyone should continue to execute and deliver the best products and services to our customers.

•	We must remain focused on providing the same safe, reliable and cost-effective service that our customers expect from us. Our commitment to superior service quality and safe, environmentally responsible operations is unwavering. It is vital to remain dedicated to consistently and efficiently meeting our customers’ needs. Also, remember that Halliburton and Baker Hughes are operating as competitors until closing.

Through employees’ hard work, the Fixed Cutter and Roller Cone Drill Bits, Directional Drilling, and LWD/MWD businesses represent strong products and services in the oilfield services industry. We believe the results of these efforts will be recognized by prospective buyers, and that this will lead to the opportunity to be part of an exciting, new organization. We encourage everybody involved to take full advantage of these industry transforming transactions.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding Halliburton’s ability to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by Halliburton’s Board of Directors, the approvals from competition authorities of the overall acquisition of Baker Hughes, and expectations regarding the timing of the divestitures and the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of

Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.